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SEC
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APR 29 2009

Washington, DC
122

09041005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-27533

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/08 (MM/DD/YY) AND ENDING 02/28/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Baron Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10153 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Baron (212) 583-2000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name)*

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Baron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Baron Capital, Inc., as of February 28, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman and CEO

Title

Notary Public

KRISTINE TREGLIA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02TR6165392
QUALIFIED RICHMOND COUNTY
COMMISSION EXPIRES MAY 07, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

BARON CAPITAL, INC.

(a wholly owned subsidiary of Baron Capital Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Baron Capital, Inc.

We have audited the accompanying statement of financial condition of Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc., as of February 28, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baron Capital, Inc. as of February 28, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
April 27, 2009

BARON CAPITAL, INC.

Statement of Financial Condition
February 28, 2009

ASSETS	
Cash and cash equivalents	$ 10,130,047
Investment in United States Government obligations	5,023,950
Due from affiliates	7,602
Due from brokers	747
Other assets	227,672
	$ 15,390,018
LIABILITIES	
Accrued expenses and other liabilities	$ 3,235,970
Due to affiliates	5,644,812
Current taxes payable	30,200
	8,910,982
Commitments	
STOCKHOLDER'S EQUITY	
Common stock - $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,100,065
Retained earnings	3,378,871
	6,479,036
	$ 15,390,018

See notes to statement of financial condition

Notes to Statement of Financial Condition
February 28, 2009

NOTE A - THE COMPANY

Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc. ("BCG"), is a registered broker-dealer and the distributor of the shares of eight affiliated regulated investment companies operating pursuant to Rule 12b-1 under the Investment Company Act of 1940.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[2] Securities transactions and valuation:

The Company records securities transactions on a trade-date basis. Realized gains and losses from securities transactions are calculated on a specific identification method.

NOTE C - RECENT ACCOUNTING PRONOUNCEMENT

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholder's equity as of the beginning of the year of adoption.

Management has not yet made a determination as to the impact of adoption of FIN 48 on the Company's stockholder's equity.

NOTE D - VALUATION OF INVESTMENTS

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective March 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

NOTE D - VALUATION OF INVESTMENTS (CONTINUED)

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Investments in United States Government obligations are classified within Level 1 of the fair value hierarchy and amounted to $5,023,950 at February 28, 2009. Investments in these securities are valued on the last business day of the year at fair value.

NOTE E - INCOME TAXES

The accounts of the Company, its parent and two affiliates are included in consolidated federal, state and local income tax returns. The Company computes its tax expense as if it were a separate entity.

NOTE F - PROFIT-SHARING PLAN

The Company maintains a defined contribution profit-sharing plan. All employees who have completed one year of service and have attained 21 years of age are eligible to participate. Plan contributions are based on the compensation of the participant. The contribution percentage is determined at the discretion of the Board of Directors. Participants in the plan become fully vested upon obtaining eligibility status.

NOTE G - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2009, the Company had net capital of approximately $6,004,000, which is $5,410,000 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.48 to 1.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)1.

BARON CAPITAL, INC.

Notes to Statement of Financial Condition
February 28, 2009

NOTE H - RELATED PARTY TRANSACTIONS

A substantial part of the Company's income is generated from eight affiliated regulated investment companies. Mutual fund selling expenses in excess of the 12b-1 fee revenues received were reimbursed by one of the Company's affiliates.

The Company shares office, administrative and occupancy expenses with BCG and two affiliated corporations. The Company recognizes its share of such expenses by a formula determined by management. These expenses were also reimbursed by one of its affiliates.

NOTE I - LITIGATION

An action was pending in the Southern District of New York brought by a shareholder of Baron Growth Fund and Baron Small Cap Fund against these two funds, their Trustees, and the Company. The action alleged improper imposition of 12b-1 fees on these two funds that were partially closed to new investors and sought compensatory damages and to enjoin further 12b-1 fees. The U.S. District Court for the Southern District of New York dismissed this action on March 20, 2009. The court ruled that the plaintiffs failed to state a claim upon which relief may be granted. The plaintiffs had until April 9, 2009 to file an amended complaint and failed to do so. Thus, the case has been dismissed with prejudice.

NOTE J - COMMITMENTS AND CONTINGENCIES

The Company leases office space under two long-term operating leases, expiring at December 31, 2023.

The estimated minimum aggregate rentals are as follows:

Year Ending February 28,	
2010	$ 6,491,000
2011	6,491,000
2012*	6,491,000
2013	6,574,000
2014	6,989,000
Thereafter	73,373,000
	$ 106,409,000

*Year ending February 29

In addition, the leases contain escalation clauses for increases in real estate taxes and operating costs. The facility which the Company uses is also shared with BCG and its affiliates. The rent is apportioned to the occupants by a formula determined by management.